02048240

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUN 2 6 2002

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MARATHON OIL CORPORATION

(Exact name of Registrant as Specified in Charter)

Registrant CIK Number 0000101778

Marathon Oil Company Thrift Plan Annual Report On FORM 11-K Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)

PROCESSED
JUL 1 5 2002
THOMSON FINANCIAL

Commission File Number **33-56828**

FORM SE

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 7, 2002.

MARATHON OIL CORPORATION
(Registrant)

By: ______________________
(Name and Title)
Albert G. Adkins
Vice President, Accounting & Controller

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	**Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee required]**	**or**	[ ]	**Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee required]**
	For the fiscal year ended December 31, 2001			**For the transition period from ________ to ________**

Commission File number 33-56828

MARATHON OIL CORPORATION

5555 San Felipe Road, Houston, TX 70056

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840

Marathon Oil Company
Thrift Plan

Financial Statements and
Supplemental Schedules
December 31, 2001 and 2000

MARATHON OIL COMPANY
THRIFT PLAN

Financial Statements and Supplemental Schedules
December 31, 2001 and 2000
Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Accountants

To the Participants and Administrator of the
Marathon Oil Company Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Marathon Oil Company Thrift Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans or fixed income obligations are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
May 28, 2002

MARATHON OIL COMPANY THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001					
	Stocks	Notes	Cash with Interest	Mutual Funds	Loans	Total
Assets						
Investments, at fair value:						
Interest-bearing cash (including money market funds)	$ 7,505,647	$ 27,721	$ 13,784,938	$ 18,820,284	$ -	$ 40,138,590
Shares of registered investment companies	-	-	-	757,646,852	-	757,646,852
Employer securities:						
Common stock	199,774,508	-	-	-	-	199,774,508
Notes	-	526,239	-	-	-	526,239
Loans to participants	-	-	-	-	30,672,704	30,672,704
Investments, at contract value :						
Guaranteed investment contracts	-	-	45,005,580	-	-	45,005,580
Synthetic investment contracts	-	-	842,118,434	-	-	842,118,434
Net assets available for benefits	$207,280,155	$ 553,960	$900,908,952	$ 776,467,136	$30,672,704	$1,915,882,907

	December 31, 2000					
	Stocks	Notes	Cash with Interest	Mutual Funds	Loans	Total
Assets						
Investments, at fair value:						
Interest-bearing cash (including money market funds)	$ 6,912,399	$ 37,292	$ 26,873,942	$ 17,609,382	$ -	$ 51,433,015
Shares of registered investment companies	-	-	-	873,379,413	-	873,379,413
Employer securities:						
Common stock	211,987,369	-	-	-	-	211,987,369
Notes	-	628,840	-	-	-	628,840
Loans to participants	-	-	-	-	34,107,819	34,107,819
Investments, at contract value:						
Guaranteed investment contracts	-	-	107,373,880	-	-	107,373,880
Synthetic investment contracts	-	-	769,727,751	-	-	769,727,751
Net assets available for benefits	$218,899,768	$ 666,132	$903,975,573	$ 890,988,795	$34,107,819	$2,048,638,087

The accompanying notes are an integral part of these financial statements.

MARATHON OIL COMPANY THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001					
	Stocks	Notes	Cash with Interest	Mutual Funds	Loans	Total
Additions						
Investment Income:						
Interest	$ 305,387	$ 42,246	$ 55,440,151	$ 727,680	$ -	$ 56,515,464
Dividends	6,186,523	-	-	13,968,655	-	$ 20,155,178
Net appreciation (depreciation) in fair value of investments	18,921,684	7,950	-	(123,808,749)	-	$ (104,879,115)
	25,413,594	50,196	55,440,151	(109,112,414)	-	(28,208,473)
Contributions:						
Participants	2,348,237	-	18,319,730	31,200,971	-	$ 51,868,938
Rollovers	204,608		17,060,850	2,675,422	-	$ 19,940,880
Employer	1,518,451	-	11,604,926	18,875,344	-	$ 31,998,721
Direct plan transfers	4,200	-	9,341	-	3,854	$ 17,395
	4,075,496	-	46,994,847	52,751,737	3,854	103,825,934
Loan repayments (including interest)	1,055,245	-	10,944,962	7,509,992	(16,921,522)	$ 2,588,677
Total additions	30,544,335	50,196	113,379,960	(48,850,685)	(16,917,668)	78,206,138
Deductions						
Benefits paid to participants or beneficiaries	12,444,473	162,368	134,645,986	61,983,654	1,724,837	$ 210,961,318
Loans made	1,303,563	-	8,542,937	5,360,890	(15,207,390)	$ -
Total deductions	13,748,036	162,368	143,188,923	67,344,544	(13,482,553)	210,961,318
Net increase (decrease) prior to interfund transfers	16,796,299	(112,172)	(29,808,963)	(116,195,229)	(3,435,115)	$ (132,755,180)
Net transfers from (to) other investment options	(28,415,912)	-	26,742,342	1,673,570	-	$ -
Net increase (decrease)	(11,619,613)	(112,172)	(3,066,621)	(114,521,659)	(3,435,115)	(132,755,180)
Net assets available for benefits:						
Beginning of year	218,899,768	666,132	903,975,573	890,988,795	34,107,819	$ 2,048,638,087
End of year	$ 207,280,155	$ 553,960	$ 900,908,952	$ 776,467,136	$ 30,672,704	$ 1,915,882,907

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation

Prior to December 31, 2001, USX had two outstanding classes of common stock: USX-Marathon Group common stock (Marathon Stock), which was intended to reflect the performance of USX's energy business, and USX-U.S. Steel Group common stock (Steel Stock), which was intended to reflect the performance of USX's steel business. On December 31, 2001, USX changed its name to Marathon Oil Corporation (Marathon). Also on that day, Marathon disposed of its steel business through a tax-free distribution of the common stock of its wholly owned subsidiary United States Steel Corporation (U.S. Steel) to holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis (the Separation). In connection with Separation, Marathon's certificate of incorporation was amended on December 31, 2001 and, from that date, Marathon has only one class of common stock authorized.

2. Description of Plan

The following description of the Marathon Oil Company Thrift Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or Plan text for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution thrift-savings plan. The plan covers substantially all regular and casual employees of Marathon Oil Company (the Company), a wholly-owned subsidiary of Marathon Oil Corporation, or of a participating employer of the Retirement Plan of the Company or of the Marathon Ashland Petroleum Retirement Plan. In order to participate in the Plan, employees must have one year of service and be 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Each year, participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, pre-tax Marathon Savers Plus (MSP) contributions or a combination of both. An active participant may make any combination of after-tax and MSP payroll contributions provided that the participant does not exceed the maximums permitted under the Internal Revenue Code (the Code) or the limits set forth in the Plan.

The contributions of "highly compensated employees" are subject to additional limitations on the amount of their contributions pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $170,000 for 2001, as provided in Code Section 401(a)(17), adjusted at the same time and in the same manner as under Section 415(d) of the Code.

Participants may also make Rollover or Direct-Plan Transfer Contributions of qualified distributions from the qualified plans of the Company and its subsidiaries, the qualified plans of USX, and its affiliates (prior to the separation), any other qualified plans upon specific authorization and subject to such terms and conditions as set forth by the Plan Administrator.

To the extent that the Company has accumulated earnings and profits, the Company will match on a dollar for dollar basis each participant's after-tax or MSP contributions to the Plan up to an aggregate of 6 percent of each participant's gross pay.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants will become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or the Marathon Ashland Petroleum LLC Retirement Plan then in effect; at death; after five years of service with the Company; or upon attainment of age 65.

Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company matching source and earnings thereon when either of the following take place: (1) They remove their participant contributions from the Plan, or (2) they do not re-gain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitations indicated under the Plan. Total forfeitures for 2001 and 2000 were $456,035 and $777,137, respectively. Forfeitures are used to reduce employer matching contributions to the plan.

Investment Options
On April 30, 2001, certain additional Fidelity and Fidelity FundsNet mutual funds were made available as investment options with the Plan. Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the Schedule of Assets Held for Investment Purposes, which are attached to these financial statements, except for those passive investments discussed below.

The Plan has a passive investment in the Marathon Oil Company 7% Guaranteed Notes Fund. As such, participants are not able to further invest or transfer funds into this option. As noted above, on December 31, 2001, U.S. Steel Corporation and Marathon Oil Corporation became two separate entities. On this date, the USX Marathon Stock Fund was renamed the Marathon Oil Corporation Unitized Stock Fund. The USX Steel Stock Fund was renamed the United States Steel Corporation Unitized Stock Fund. Due to the separation of the companies, the United States Steel Corporation Unitized Stock Fund became a passive investment option of the Plan on December 31, 2001.

Participants may change their investment options daily. However, there is a restriction on trading for the United States Steel Corporation Unitized Stock Fund and the Marathon Oil Corporation Unitized Stock Fund ("the unitized funds"). This restriction allows participants to initiate trades out of the unitized funds at any time. Each trade out, however, initiates a 45-day counter where participants are not able to execute any trades into the unitized funds until the 45-day period has passed. Payroll contributions into the unitized funds continue to be permitted to allow for dollar cost averaging by active participants who choose to invest in this fund.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan interest rates ranged from 5.00 percent to 9.50 percent for 2001, which are commensurate with local prevailing rates as determined monthly by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions and the loans are secured by the balance within the participants' account.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to have an annuity contract purchased, or to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70 ½ . Non-employee Members (Deferred Members, Spouse Beneficiary Members, Beneficiary Members, and Alternate Payee Members) and Retired Members who have a Plan balance of $5,000 or less will automatically receive a lump sum distribution in cash. A third option of settlement is available to retired participants. A retired participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the retired participant. Active participants (currently employed) who are at least age 70 ½ may also elect the installment option. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan account upon the participant's death.

Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover and/or Company matching accounts subject to the provisions of the Plan.

Unitization
At the end of 2001, the Plan had one active unitized investment option, the Marathon Oil Corporation Unitized Stock Fund. As discussed above, there were two passive unitized investment options, the Marathon Oil Company 7% Guaranteed Notes Fund and the United States Steel Corporation Unitized Stock Fund. These funds are comprised of two security categories: the predominant investment of the fund and a cash component. The main reason for the unitization is that it allows for daily trading via the cash component, which targets an average cash balance of approximately 6 percent and 3 percent of the respective United States Steel Corporation Unitized Stock Fund and Marathon Oil Corporation Unitized Stock Fund balances. The market value of these investments in the statements of net assets available for benefits reflects the market value at year-end, which includes the cash component of the investment option.

Effective April 1, 2002, the United States Steel Corporation and Marathon Oil Corporation Unitized Stock Funds in the Plan transitioned from unitized funds to share accounting. The transition to share accounting eliminated the 45-day restriction for company stock funds.

3. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value except for its Cash With Interest Fund, which is stated at contract value, which approximates fair value (Note 5). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Marathon Oil Corporation and U. S. Steel Corporation shares are

valued at their respective quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administration of Plan Assets
All costs of administering the Plan were paid by the Company, including fees and expenses of the trustee, Fidelity Investments Institutional Operations Company, Inc. (Fidelity), legal counsel and other administrative expenses. Effective October 1, 2001, all record keeping fees were waived by Fidelity. The Cash With Interest Fund is managed by Fidelity Management Trust Company (FMTC) pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Cash With Interest Fund. The total amount of fees charged for 2001 and 2000 in connection with the Cash With Interest Fund was $1,151,747 and $1,165,031, respectively.

New Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) as amended, which requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at a fair value and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value.

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C-19, which provides that fully benefit responsive investment contracts accounted for under the provisions of SOP 94-4 are not subject to SFAS No. 133. Although DIG Implementation Issue C-19 has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit responsive investment contracts. Accordingly, the

Plan has measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000.

4. Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2001	2000
Marathon Oil Corporation Common Stock	$168,428,645	$160,535,376
Cash with Interest Fund	$900,908,952	$903,975,573
Fidelity Growth Company Fund	$ 97,577,515	$144,237,206
Fidelity Magellan Fund	$112,074,245	$135,058,949
Fidelity Growth and Income Fund	$ 67,817,910	$ 84,136,563

5. Cash With Interest Fund

The Cash With Interest Fund investment option provides stable value primarily through low risk investments with guaranteed interest rates, while allowing for diversification. The Cash With Interest Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Cash With Interest Fund comprised approximately 47 percent and 44 percent of total Plan investments at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the Plan held guaranteed investment contracts (GICs) of $45,005,580 and $107,373,880, respectively, and synthetic investment contracts (SICs) of $842,118,434 and $769,727,751, respectively, as recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices with the wrapper being valued at the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The remaining assets of $13,784,938 and $26,873,942 held by the Cash With Interest Fund at December 31, 2001 and 2000, respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair value of the GICs materially approximates the contract value as of December 31, 2001 and 2000. The fair values of the SICs held within the Cash With Interest Fund at December 31,

2001 and 2000 was $870,799,044 and $780,677,341, respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income.

The Cash With Interest Fund portfolio's average yield for 2001 and 2000 was 6.32 percent and 6.47 percent, respectively. The portfolio's crediting rate at December 31, 2001 and 2000 was 5.93 percent and 6.31 percent, respectively. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. The basis for changes in the crediting rates can include: expected maturity of the underlying securities, yield-to-maturity, and general interest rate levels.

6. Transactions with Parties-in-Interest

Shares of Marathon Oil Corporation common stock may be purchased directly from Marathon Oil Corporation or on the open market. During 2001, shares of the Marathon Oil Corporation common stock and shares of the U. S. Steel Corporation common stock were purchased through the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8. Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by letter dated January 17, 1996 that the Plan, as amended, meets the requirements of Section 401(a) of the Code and is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

9. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

10. Subsequent Event

Effective January 1, 2002, the Company revised several of the plan provisions as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001. The revisions include, but are not limited to the following: the maximum percentage of pre-tax and post-tax contributions to the Plan increased up to 43% total – 25% pre-tax and 18% post-tax; compensation of a participant taken into account under the Plan is limited to $200,000 for 2002; participants vest over a period of 3 years; and rollover contributions into the plan are permissible from any IRA (excluding Roth) or defined contribution arrangement. The 2002 Plan Document contains a more detailed discussion of the changes to the Plan's provisions.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Assets Held for Investment Purposes
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
*	Marathon Oil Corporation	Marathon Oil Corporation Common Stock - 5,448,504 shares	146,795,090	163,455,120
*	U.S. Steel Corporation	U.S. Steel Corporation Common Stock - 2,005,488 shares	37,597,246	36,319,388
*	Marathon Oil Company	$100 Principal Guaranteed Notes, Due 2002, 7% - 522,000 notes	530,435	526,239
	Investment Trust Shares:			
	Fidelity Fund	Investment Company - 2,199 shares	67,156	63,511
	Fidelity Puritan Fund	Investment Company - 3,088 shares	56,819	54,559
	Fidelity Trend Fund	Investment Company - 8 shares	368	379
	Fidelity Select Computers	Investment Company - 2,939 shares	116,753	111,762
	Fidelity Select Electronics	Investment Company - 24,260 shares	1,243,825	1,195,273
	Fidelity Select Food & Agriculture	Investment Company - 1,128 shares	49,970	48,199
	Fidelity Ginnie Mae	Investment Company - 13,347 shares	145,791	144,947
	Fidelity Magellan Fund	Investment Company - 1,075,362 shares	104,828,222	112,074,240
	Fidelity Contrafund	Investment Company - 1,066,537 shares	57,567,686	45,615,777
	Fidelity Equity-Income Fund	Investment Company - 3,680 shares	182,419	179,476
	Fidelity Growth Company Fund	Investment Company - 1,833,475 shares	118,168,840	97,577,515
	Fidelity Investment Grade Bond Fund	Investment Company - 32,466 shares	236,645	238,304
	Fidelity Growth & Income Fund	Investment Company - 1,814,283 shares	64,946,915	67,817,910
	Fidelity Select Software & Computer	Investment Company - 5,388 shares	254,179	256,429
	Fidelity Intermediate Bond Fund	Investment Company - 668,523 shares	6,775,801	6,899,160
	Fidelity Select Air Transportation	Investment Company - 6,144 shares	168,772	184,887
	Fidelity Capital & Income Fund	Investment Company - 14,217 shares	99,594	96,390
	Fidelity Value Fund	Investment Company - 180,067 shares	8,762,824	9,275,267
	Fidelity Select Gold	Investment Company - 5,033 shares	70,212	74,537
	Fidelity Select Biotechnology	Investment Company - 18,832 shares	1,222,893	1,226,349
	Fidelity Select Energy Service	Investment Company - 5,393 shares	170,314	159,520
	Fidelity Select Insurance	Investment Company - 4,119 shares	196,389	201,232
	Fidelity Select Retailing	Investment Company - 365 shares	15,000	15,387
	Fidelity Government Income Fund	Investment Company - 854,698 shares	8,420,440	8,521,336
	Fidelity Select Energy	Investment Company - 7,863 shares	192,008	183,434
	Fidelity Select Leisure	Investment Company - 383 shares	23,197	24,327
	Fidelity Select Healthcare	Investment Company - 5292 shares	672,507	673,431

* Indicates party in interest

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Assets Held for Investment Purposes
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Fidelity Select Technology	Investment Company - 11,235 shares	720,210	680,866
	Fidelity Select Utilities Growth	Investment Company - 856 shares	35,221	33,047
	Fidelity Select Financial	Investment Company - 3,315	348,618	335,105
	Fidelity Select Defense & Aerospace	Investment Company - 5,213 shares	205,520	222,002
	Fidelity Select Brokerage	Investment Company - 1,005 shares	43,952	44,662
	Fidelity Select Chemical	Investment Company - 280 shares	11,869	12,113
	Fidelity Independence Fund	Investment Company - 20,677 shares	20,509	20,677
	Fidelity OTC Portfolio	Investment Company - 27,696 shares	865,516	863,295
	Fidelity Overseas	Investment Company - 203 shares	5,704	5,568
	Fidelity Select Telecommunications	Investment Company - 2,407 shares	94,080	87,186
	Fidelity Select Home Finance	Investment Company - 2,188 shares	110,895	109,491
	Fidelity Leveraged Company Stock	Investment Company - 264 shares	2,604	2,690
	Fidelity Europe	Investment Company - 1,482 shares	37,816	36,701
	Fidelity Pacific Basin Fund	Investment Company - 916 shares	11,774	12,681
	Fidelity Real Estate Investment	Investment Company - 14,688 shares	277,461	272,022
	Fidelity Balanced Fund	Investment Company - 933,941 shares	13,934,953	13,915,727
	Fidelity International Growth & Income	Investment Company - 649 shares	13,224	12,176
	Fidelity Capital Appreciation Fund	Investment Company - 3,136 shares	70,132	64,446
	Fidelity Convertible Securities Fund	Investment Company - 10,937 shares	225,623	217,640
	Fidelity Canada	Investment Company - 112 shares	1,998	2,123
	Fidelity Utilities Fund	Investment Company - 2,591 shares	35,825	34,956
	Blue Chip Growth Fund	Investment Company - 933,871 shares	47,143,674	40,100,419
	Fidelity Asset Manager	Investment Company - 537,419 shares	9,319,072	8,329,991
	Fidelity Disciplined Equity Fund	Investment Company - 233 shares	5,427	5,154
	Low-Price Stock Fund	Investment Company - 1,313,007 shares	31,554,173	36,002,638
	Fidelity Worldwide	Investment Company - 3,345 shares	49,027	49,034
	Equity Income II Fund	Investment Company - 961,471 shares	25,712,328	20,219,744
	Fidelity Stock Selector	Investment Company - 99 shares	2,040	2,091
	Asset Manager - Growth	Investment Company - 628,345 shares	10,994,328	9,010,472
	Fidelity Emerging Markets Fund	Investment Company - 1,176 shares	9,417	9,171
	Fidelity Aggressive Growth Fund	Investment Company - 51,112 shares	1,226,027	972,144
	Fidelity Diversified International	Investment Company - 5,853 shares	112,847	111,674
	Asset Manager - Income	Investment Company - 231,623 shares	2,787,049	2,624,286

* Indicates party in interest

** *A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices* The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Assets Held for Investment Purposes
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Fidelity Dividend Growth Fund	Investment Company - 67,219 shares	1,929,620	1,904,305
	Fidelity New Market Income Fund	Investment Company - 34,028 shares	379,582	371,245
	Fidelity Export & Multinational Funds	Investment Company - 16,947 shares	291,012	287,588
	Fidelity Focused Stock Fund	Investment Company - 2,064 shares	1,986	2,064
	Fidelity Global Balanced Fund	Investment Company - 2,426 shares	40,073	38,769
	Fidelity Aggressive International Fund	Investment Company - 176 shares	2,073	2,129
	Fidelity Small Cap Selector	Investment Company - 5,408 shares	84,804	90,859
	Fidelity Mid Cap Stock Fund	Investment Company - 77,832 shares	1,788,205	1,756,660
	Fidelity Large Cap Stock Fund	Investment Company - 22,488 shares	371,174	327,423
	Fidelity Contrafund II	Investment Company - 4,330 shares	48,344	44,821
	Fidelity Small Cap Stock Fund	Investment Company - 30,384 shares	417,713	436,316
	Fidelity Europe Capital Appreciation	Investment Company - 1,287 shares	21,438	21,242
	Fidelity Nordic Fund	Investment Company - 438 shares	9,150	8,225
	Fidelity Asset Manager: Aggressive	Investment Company - 3,869 shares	43,737	41,635
	Fidelity Latin America Fund	Investment Company - 2,113 shares	25,775	25,379
	Fidelity Japan Fund	Investment Company - 329 shares	3,248	2,998
	Fidelity Southeast Asia Fund	Investment Company - 2,043 shares	18,234	22,429
	Fidelity China Region Fund	Investment Company - 176 shares	2,161	2,288
	Fidelity Select Business Serv&Outsrcg	Investment Company - 1,016 shares	15,283	15,795
	Fidelity Select Medical Equip & System	Investment Company - 9,824 shares	151,345	162,679
	Fidelity Four-In-One Index Fund	Investment Company - 976 shares	21,577	21,402
	Fidelity Japan Smaller Companies Fund	Investment Company - 5,594 shares	46,911	35,688
	Fidelity Growth & Income II	Investment Company - 846 shares	7,678	7,805
	Fidelity Strategic Income Fund	Investment Company - 5,550 shares	50,728	50,778
	Fidelity Freedom Income Fund	Investment Company - 97 shares	1,052	1,058
	Fidelity Freedom 2010 Fund	Investment Company - 21,407 shares	274,769	269,937
	Fidelity Freedom 2020 Fund	Investment Company - 51,076 shares	681,074	642,533
	Fidelity Freedom 2030 Fund	Investment Company - 4218 shares	53,031	52,973
	Fidelity Target Time 2003	Investment Company - 10,656 shares	100,783	101,448
	Fidelity Small Cap Retirement Fund	Investment Company - 12,132 shares	152,624	161,350
	Fidelity Spartan Total Market Index	Investment Company - 106,924 shares	3,784,635	3,160,685
	Spartan Extended Market Index Fund	Investment Company - 488 shares	11,284	11,563
	Spartan International Index	Investment Company - 3,809 shares	92,819	93,087

* Indicates party in interest

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices The wrapper contract is valued as the difference between the *fair value of the underlying asset and the contract value. Contract value represents contributions made under the* contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003

Schedule of Assets Held for Investment Purposes

December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Fidelity International Bond Fund	Investment Company - 542 shares	4,392	4,324
	Fidelity Intermediate Gov't Income	Investment Company - 3,827 shares	37,454	37,548
	Fidelity High Income Fund	Investment Company - 20,804 shares	172,756	169,135
	Fidelity Fifty Fund	Investment Company - 11,202 shares	178,561	180,574
	Fidelity Select Automotive	Investment Company - 2,827 shares	60,511	68,471
	Fidelity Select Multimedia	Investment Company - 1,080 shares	43,337	42,042
	Fidelity Select Medical Delivery	Investment Company - 5,582 shares	148,443	150,445
	Fidelity Select Paper & Forest Prod.	Investment Company - 501 shares	12,541	13,308
	Fidelity Select Banking	Investment Company - 2,569 shares	84,283	85,328
	Fidelity Select Industrial Materials	Investment Company - 73 shares	1,606	1,770
	Fidelity Select Industrial Equipment	Investment Company - 121 shares	2,638	2,725
	Fidelity Select Construction & Housing	Investment Company - 1,000 shares	24,296	26,349
	Fidelity Select Transportation	Investment Company - 4,822 shares	140,948	141,328
	Fidelity Select Natural Gas	Investment Company - 12,245 shares	276,736	228,370
	Fidelity Select Natural Resources	Investment Company - 1,032 shares	13,721	12,952
	Fidelity Select Cyclical Industries	Investment Company - 2,572 shares	35,925	38,264
	Fidelity Select Environmental Services	Investment Company - 229 shares	2,876	2,822
	Fidelity Select Developing Communications	Investment Company - 2,408 shares	56,935	45,505
	Retirement Govt. Money Market	Investment Company - 18,820,284 shares	18,820,284	18,820,284
	Fidelity Spartan U.S. Equity Index	Investment Company - 1,137420 shares	44,478,966	46,224,759
	Fidelity US Bond Index Fund	Investment Company - 16,489 shares	178,498	178,083
	Fidelity Freedom 2040 Fund	Investment Company - 1,029 shares	7,672	7,607
	Fidelity US Equity Index Pool	Investment Company - 3,782 shares	124,151	127,654
	Fidelity Select Networking&Infrastructure	Investment Company - 41,557 shares	131,926	122,592
	Fidelity Select Wireless	Investment Company - 21,265 shares	127,905	115,472
	Invesco Total Return Fund	Investment Company - 6 shares	141	142
	Janus Worldwide Fund	Investment Company - 301,039 shares	20,697,117	13,197,540
	Neuberger Berman Guardian Fund Trust	Investment Company - 420 shares	5,029	4,785
	Scudder International Fund	Investment Company - 1,631 shares	66,932	59,806
	Domini Social Equity Fund	Investment Company - 375 shares	11,333	10,271
	Invesco Equity Income Fund	Investment Company - 2,330,686 shares	32,462,312	28,108,078
	AIM Weingarten Fund A	Investment Company - 124 shares	1,603	1,667
	Janus Adviser Growth Fund	Investment Company - 1,064 shares	24,026	22,008

* Indicates party in interest

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Assets Held for Investment Purposes
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Janus Adviser Aggressive Growth Fund	Investment Company - 3,610 shares	84,745	77,358
	Janus Adviser Capital Appreciation Fund	Investment Company - 1,078 shares	23,609	22,975
	Janus Adviser International Growth Fund	Investment Company - 36 shares	882	882
	Janus Adviser Balanced Fund	Investment Company - 215 shares	4,993	4,934
	Janus Adviser Flexible Income Fund	Investment Company - 171 shares	2,055	2,026
	Scudder Growth & Income Fund	Investment Company - 960 shares	19,479	20,225
	AIM Blue Chip Growth Fund A	Investment Company - 7,333 shares	82,684	89,101
	American Advantage Balanced Fund	Investment Company - 3,442 shares	41,999	41,306
	American Adv Large Cap Value Fund	Investment Company - 2,208 shares	2,208	32,684
	AMR International Equity Fund	Investment Company - 1,649 shares	26,304	23,344
	PIMCO Total Return - Adm. Class	Investment Company - 98,288 shares	1,050,336	1,028,088
	Templeton Foreign Smaller Companies A	Investment Company - 622 shares	8,167	8,103
	Morgan Stanley Equity Growth B	Investment Company - 2,528 shares	43,611	43,175
	Mutual Discovery Fund A	Investment Company - 9,619 shares	188,214	173,903
	Baron Growth Fund	Investment Company - 17,863 shares	536,762	547,863
	Baron Asset Fund	Investment Company - 24 shares	1,079	1,072
	Montgomery Global 20 Fund R	Investment Company - 71 shares	621	638
	UAM/FMA Small Company Portfolio	Investment Company - 905	17,076	16,760
	UAM/FPA Crescent Portfolio	Investment Company - 31,182 shares	510,467	536,021
	UAM/Rice,Hall,James Small Cap Portfolio	Investment Company - 14,518 shares	245,484	240,850
	PBHG Emerging Growth Fund	Investment Company - 784 shares	13,801	12,554
	Ariel Fund	Investment Company - 32,843 shares	1,174,174	1,238,835
	Ariel Appreciation Fund	Investment Company - 47,137 shares	1,661,078	1,744,998
	Ariel Premier Bond Fund	Investment Company - 1,822 shares	18,883	18,640
	Alger Capital Appreciation Institutional	Investment Company - 8,988 shares	121,727	115,679
	Alger MidCap Growth Institutional	Investment Company - 27,962 shares	419,131	415,794
	Alger Small Cap Institutional Portfolio	Investment Company - 3,401 shares	56,567	50,944
	Dreyfus Founders Growth&Income Fund F	Investment Company - 928 shares	4,638	4,355
	Dreyfus Founders Growth Fund F	Investment Company - 738 shares	8,140	7,769
	Dreyfus Founders Mid Cap Growth Fund F	Investment Company - 2,027 shares	7,930	7,034
	Dreyfus Founders Worldwide Growth Fund F	Investment Company - 531 shares	7,158	6,228
	Franklin Small Mid Cap Growth Fund A	Investment Company - 2,801 shares	90,707	87,318
	PBHG Growth Fund	Investment Company - 145 shares	2,897	2,944

* Indicates party in interest

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Assets Held for Investment Purposes
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	INVESCO Dynamics Fund	Investment Company - 16,560 shares	274,125	264,432
	INVESCO Growth Fund	Investment Company - 130,499 shares	378,535	339,298
	INVESCO High Yield Fund	Investment Company - 10,626 shares	45,366	38,783
	INVESCO Select Income Fund	Investment Company - 12,357 shares	72,329	66,479
	INVESCO Value Equity Fund	Investment Company - 681 shares	12,719	13,353
	Janus Fund	Investment Company - 2,342,039 shares	86,243,146	57,614,170
	Janus Twenty Fund	Investment Company - 306,606 shares	20,205,948	11,792,054
	Templeton Foreign Fund	Investment Company - 2,293,705 shares	22,776,625	21,216,767
	Morgan Standley Global Equity B	Investment Company - 2,512 shares	41,795	38,515
	MAS Fixed Income Portfolio Adviser Class	Investment Company - 4,382 shares	51,295	50,919
	MAS High Yield Portfolio Adviser Class	Investment Company - 48 shares	283	270
	MAS Mid Cap Growth - Adviser Class	Investment Company - 4,164 shares	82,619	71,582
	MAS Value Adviser Class	Investment Company - 3,098 shares	48,437	47,149
	Morgan Standley Small Company Growth B	Investment Company - 1,839 shares	18,077	17,216
	Morgan Standley Active Intern'l B	Investment Company - 437 shares	4,053	3,834
	Mutual Shares Fund A	Investment Company - 24,056 shares	489,209	465,974
	Managers Special Equity Fund	Investment Company - 163 shares	10,723	11,482
	Neuberger Berman Focus Fund Trust Class	Investment Company - 7,248 shares	201,205	183,383
	Neuberger Berman Genesis Fund Trust Class	Investment Company - 12,129 shares	346,797	353,088
	Neuberger Berman Manhattan Fund Trust	Investment Company - 105 shares	989	1,084
	Neuberger Berman Socially Responsive	Investment Company - 1,651 shares	22,592	20,585
	AIM Value Fund A	Investment Company - 23,220 shares	252,035	252,402
	PIMCO Capital Appreciation - Admin Class	Investment Company - 3,620 shares	63,049	59,155
	PIMCO Mid Cap Fund - Admin Class	Investment Company - 7,113 shares	141,525	137,429
	PIMCO Global Bond Fund - Admin Class	Investment Company - 2,588 shares	22,641	21,970
	PIMCO High Yield - Admin Class	Investment Company - 3,567 shares	34,370	33,389
	PIMCO Long Term US Gov't-Administrative	Investment Company - 19,954 shares	211,588	203,536
	Strong Discovery Fund	Investment Company - 921 shares	15,706	15,515
	Strong Growth Fund	Investment Company - 5,062 shares	96,385	89,503
	Strong Common Stock Fund	Investment Company - 4,675 shares	92,637	92,461
	Strong Opportunity	Investment Company - 24,790 shares	1,031,052	974,011
	Strong Large Cap Growth Fund	Investment Company - 813 shares	21,364	19,151
	Strong Government Securities	Investment Company - 15,660 shares	169,645	168,977

* Indicates party in interest

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Assets Held for Investment Purposes
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Strong Multi Cap Value	Investment Company - 9 shares	425	457
	Templeton Growth Fund A	Investment Company - 4,163 shares	74,537	74,935
	Templeton Global Bond A	Investment Company - 2,557 shares	20,384	20,380
	Templeton World Fund A	Investment Company - 3,450 shares	53,258	51,268
	USAA Cornerstone Strategy Fund	Investment Company - 65 shares	1,570	1,524
	USAA GNMA Trust	Investment Company - 17,842 shares	177,785	176,991
	USAA Income Fund	Investment Company - 36,016 shares	440,247	434,353
	USAA Income Stock Fund	Investment Company - 65 shares	1,126	1,102
	USAA Growth Fund	Investment Company - 403 shares	6,946	5,830
	USAA Emerging Markets Fund	Investment Company - 308 shares	1,746	2,137
	Vanguard Windsor	Investment Company - 4,299,378 shares	65,961,198	67,242,265
	AIM Constellation Fund A	Investment Company - 556 shares	13,366	12,277
	Credit Suisse Appr.Fund Common	Investment Company - 9,237 shares	168,132	165,254
	Credit Suisse Emerging Growth	Investment Company - 1,201 shares	35,213	32,410
	Credit Suisse Value II Fund	Investment Company - 7,179 shares	97,129	96,128
	Credit Suisse Equity Common	Investment Company - 321 shares	4,355	3,848
	RS Emerging Growth Fund	Investment Company - 10,057 shares	320,864	321,917
	TCW Galileo Small Cap Growth N	Investment Company - 749 shares	13,070	14,073
	TCW Galileo Aggressive Growth N	Investment Company - 3,034 shares	38,640	37,170
	Scudder 21st Century Growth Fund S	Investment Company - 6,630 shares	115,959	114,703
	Morgan Standley Institutional Value B	Investment Company - 9,725 shares	97,140	94,037
	AIM Balanced A	Investment Company - 2,619 shares	68,077	67,941
	AIM Global Aggressive Growth Fund A	Investment Company - 92 shares	1,248	1,219
	Managers Bond Fund	Investment Company - 7,249 shares	162,244	161,789
	Managers Capital Appreciation Fund	Investment Company - 3,567 shares	120,672	104,472
	Managers Value Fund	Investment Company - 3,960 shares	105,896	108,689
	RS Smaller Company Growth Fund	Investment Company - 1,543 shares	32,038	33,612
	TCW Galileo Select Equity N	Investment Company - 1,223 shares	20,820	20,089
	Calvert South Africa Fund	Investment Company - 111 shares	1,500	1,255

* Indicates party in interest

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Assets Held for Investment Purposes
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Cash With Interest Contract Carriers:			
	AIG Life Insurance Co.	Guaranteed Investment Contract		
	Contract #GIC-1023; 5.26%; 10/21/2003		11,776,028	11,776,028
	Combined Insurance	Guaranteed Investment Contract		
	Contract #CG-1085; 6.35%; 2/28/2003		13,028,045	13,028,045
	CDC Capital Inc.	Guaranteed Investment Contracts		
	Contract #BR203-03; 5.98%; 4/29/2004		20,201,507	20,201,507
	AIG Financial Products	Asset Backed Synthetic Investment Contracts**		
	Wrapper Contract #160268; 6.30%; 6/17/2002			(1,288)
	CPS Auto Grantor Trust 1997-3 A2			633,669
	Total Contract Value		632,381	632,381
	Wrapper Contract #180150; 6.20%; 7/15/2003			(409,414)
	Green Tree Mfd. Housing 1998-3 A5			13,510,513
	Total Contract Value		13,101,099	13,101,099
	Wrapper Contract #212989; 5.43%; 7/17/2002			(171,942)
	First USA 1997-6 A			10,255,225
	Total Contract Value		10,083,283	10,083,283
	Wrapper Contract #224418; 5.84%; 5/17/2004			(453,523)
	American Express 1999-2 A			10,478,069
	Total Contract Value		10,024,546	10,024,546
	Wrapper Contract #238649; 6.84%; 3/1/2005			(707,951)
	PECO 1999-A			10,943,609
	Total Contract Value		10,235,658	10,235,658

* Indicates party in interest

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Assets Held for Investment Purposes
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	AIG Financial Products			
	Wrapper Contract #212988; 5.26%; 1/18/2005	Collateralized Mortgage Backed Synthetic Investment Contract**		(295,862)
	CMAT			9,869,133
	Total Contract Value		9,573,271	9,573,271
	Chase Manhattan Bank			
	Wrapper Contract #427527-1; 4.51%; 7/15/2004	Collateralized Mortgage Backed Synthetic Investment Contract**		(92,554)
				5,440,197
	Total Contract Value		5,347,643	5,347,643
	Chase Manhattan Bank	Mortgage Backed Synthetic Investment Contract**		
	Wrapper Contract #431342; 7.52%; 8/27/2007			(960,361)
	Fannie Mae 1993-207 G			15,526,875
	Total Contract Value		14,566,514	14,566,514
	AIG Financial Products			
	Wrapper Contract #238648; 6.00%; 11/17/2003	Corporate Backed Synthetic Investment Contract**		(867,837)
	National Westmn			11,158,192
	Total Contract Value		10,290,355	10,290,355
	Monumental Life Insurance	Corporate Backed Synthetic Investment Contract**		
	Wrapper Contract #BDA00088TR-10; 7.25%; 2/1/2005			(774,506)
	GE-Cap Corporation			11,087,083
	Total Contract Value		10,312,577	10,312,577
	CDC Capital Inc.			
	Wrapper Contract 1203-02; 6.25%	Actively Managed Global Wrap**		(6,005,428)
				192,974,119
	Total Contract Value		186,968,691	186,968,691

* Indicates party in interest

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Assets Held for Investment Purposes
December 31, 2001

l)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Chase Manhattan Bank			
	Wrapper Contract 432711; 6.25%	Actively Managed Global Wrap**		(5,980,006)
				192,974,119
	Total Contract Value		186,994,113	186,994,113
	Monumental Life Insurance			
	Wrapper Contract MDA00178TR; 6.25%	Actively Managed Global Wrap**		(5,979,822)
				192,974,119
	Total Contract Value		186,994,297	186,994,297
	Westdeutsche Landesbank			
	Wrapper Contract WLB6193; 6.25%	Actively Managed Global Wrap**		(5,980,112)
				192,974,119
	Total Contract Value		186,994,007	186,994,007
	Fidelity Management Trust Company Variable interest rate –2.12% as of 12/31/01	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	21,318,306	21,318,306
	Fidelity Management Trust Company Interest rates range from 5.00%-9.50% due 1/1/01 - 12/31/2006	Loans to Plan Participants	-	30,672,704
	TOTALS		$ 1,951,481,375	$ 1,915,882,907

Indicates party in interest
A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

MARATHON OIL COMPANY THRIFT PLAN, EIN 25-1410539, PLAN NUMBER 003
Schedule of Loans or Fixed Income Obligations
Year Ended December 31, 2001

Identity & Address of Obligator	Original Amount of Loan*	Amount Received During Plan Year Principal	Amount Received During Plan Year Interest	Unpaid Balance at End of Plan Year	Description Loan Date	Description Maturity Date	Amount Overdue Principal	Amount Overdue Interest
Kevin W. Anderson, #66771 32 Caney Ford Road Poplarville, MS 39470	$ 7,012.29	--	--	$19,670.56	12/31/1986	12/31/1990	$7,012.29	$12,658.27
Richard Crawford, #67351 PO Box 552 Midland, TX 79702	$ 14,057.00	--	--	$43,327.52	12/3/1986	12/3/1990	$14,057.00	$29,270.52
Felix A. Ragas, #64488 81 Melrose Drive Destrehan, LA 70047	$ 10,006.24	--	--	$19,235.80	12/23/1986	12/23/1990	$8,337.42	$10,898.38

* These loans were made to the Plan members reflected and are secured by the members' pledge of his or her accrued non-forfeitable benefit in the Plan. The interest rate is flexible and is established each quarter. These members are delinquent in payments against the entire loan balance or the required payments according to the terms evidenced by the member's signed promissory note. None of these loans have been renegotiated.

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-29709 and No. 33-56828) of Marathon Oil Corporation (formerly known as USX Corporation) of our report dated May 28, 2002 relating to the financial statements of the Marathon Oil Company Thrift Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 17, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By /s/ Eileen M. Campbell

Eileen M. Campbell, Administrator

Dated: June 7, 2002